UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

METALICO, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

591176102
(CUSIP Number)

Total Merchant Limited
Offshore Chambers
P.O. Box 217
Apia, Samoa
+86 512 53703988

Copies to:

Robert S. Matlin, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022
(212) 536-4066

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 591176102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Total Merchant Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC and BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Samoa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,000
	8.	Shared Voting Power: 1,000
	9.	Sole Dispositive Power: 1,000
	10.	Shared Dispositive Power: 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions): HC

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on June 15, 2015 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 4. Purpose of the Transaction.

Item 4 is supplemented as follows:

As announced and further described by the Issuer in the press release (the “Merger Announcement”) attached as Exhibit 99.1 to the Form 8-K filed by Metalico, Inc. (the “Issuer”), with the SEC on September 11, 2015, on such date the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated June 15, 2015, as amended on June 26, 2015, by and among the Issuer, Total Merchant Limited (“TML”) and TM Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of TML (“Merger Sub”), was completed.  As a result of the merger, the Issuer ceased to be a publicly traded company, Merger Sub merged with and into the Issuer (the “Merger”) and the Issuer became a wholly owned subsidiary of TML. Each share of the Issuer’s Common Stock held immediately prior to the merger was canceled and represented the right to receive, upon surrender by the holder of such stock certificate(s), $.60 in cash, without interest, or approximately $44 million in the aggregate. TML also caused the Issuer’s senior secured institutional debt and outstanding convertible debt to be repaid in full (including all principal, interest and premiums or penalties) and the assumption of certain additional obligations of the Issuer. TML used available cash and borrowings under existing credit facilities to complete the transaction.  Before the completion of the Merger, Merger Sub had 1,000 shares of Common Stock outstanding, all of which were owned by TML.  Upon the completion of the Merger, such shares became shares of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)
As of the date hereof, TML beneficially owns 1,000 shares of the Issuer’s Common Stock, which constitute 100% of the Issuer’s Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by TML or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

(b)	TML has sole voting power with respect to the shares referred to in clause (a) above and the sole power with respect to their disposition.
(c)	TML has not effected any transactions in the shares of the Issuer’s Common Stock within the past 60 days.
(d)	No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its shares of the Issuer’s Common Stock.
(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:    September 25, 2015

/s/ Huang Chung Sheng